FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 26th, 2024

Buenos Aires, April 23th 2024

Messrs.

Securities and Exchange Commission

RELEVANT EVENT. Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 26th, 2024

With due consideration:

I am pleased to address you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform you that the Board of Directors, in its meeting held today, has resolved to propose, to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 26th 2024: the partial write-off of the optional reserve for future distribution of results in the sum - expressed in homogeneous currency as of December 31, 2023 - of up to $ 264,227,684,640, for the payment of a dividend in cash and/or in kind, or in any combination of both, subject to prior authorization from the Central Bank of the Argentine Republic. This sum amounts in homogeneous currency as of today to $400,627,017,508 based on the consumer price index for the month of March published by the INDEC.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.
By: /s/ Carmen Morillo Arroyo
Date: April 23, 2024	Name: Carmen Morillo Arroyo Title: Chief Financial Officer